Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 WWW.DYKEMA.COM Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

December 23, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes, Tim Buchmiller, Eric Atallah, and Lynn Dicker

Re:	PowerUp Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed December 10, 2024 File No. 333-281991

Dear Mr. Howes, Mr. Buchmiller, Mr. Atallah and Ms. Dicker:

This response letter (this “Response”) is submitted on behalf of PowerUp Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Ajjarapu, dated December 19, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-4 (the “Registration Statement”), filed with the SEC on December 10, 2024. The Company is concurrently submitting a fourth amendment to the Registration Statement (“Amendment No. 4”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 4.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 3 to Registration Statement on Form S-4

Summary of Proxy Statement/Prospectus

Current Development Status of Instaprin, page 36

1.	We note from your revised disclosure here and on page 215 in response to prior comment 5 that the proposed primary endpoint for Trial 2 of Instaprin would be time to TXB2 inhibition and that the secondary endpoints will be pharmacodynamic effect on serum thromboxane B2 (TXB2, a measure of platelet inhibition). Please clarify what indications you intend to pursue in your clinical trials, and in your NDA submissions for Instaprin, and which trial will be the basis for your NDA submission for prescription aspirin for the analgesics market.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 215 of Amendment No. 4.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

December 23, 2024

Aspire Biopharma, Inc. Financial Statements

Note 7 – Instaprin Acquisition, page F-59

2.	We note your response and revised disclosure to comment 6. Your revised disclosure on pages F-48 and F-59 continues to indicate that you assumed one liability in the transaction which is a contingent liability to the SEC. If true, please revise to clearly disclose that under the asset purchase agreement your contingent liability is to Instaprin Pharmaceuticals and that you have agreed to remit payments due under the agreement to the SEC on behalf of Instaprin.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the notes to the Financial Statements to disclose that under the asset purchase agreement, its contingent liability is to Instaprin Pharmaceuticals and that Aspire has agreed to remit payments due under the agreement to the SEC on behalf of Instaprin.

3.	We note your response to comment 7. Please note that we will defer our evaluation of your accounting for the Instaprin acquisition until you have provided the requested information.

Response: In response to the Staffs comments, Aspire engaged an outside third-party consulting firm to analyze the technical accounting and the valuation surrounding the purchase price and consideration of the asset purchase agreement. During the firm’s review of the asset purchase agreement, the assumption of the contingent liability must be analyzed under ASC 450 Accounting for Contingencies as well as ASC 460 Guarantees. Management, with the assistance of the outside third party, ultimately concluded that the contingent consideration to be paid was not probable as of the closing of the asset purchase agreement. In addition, management concluded that contingent liability was not a guarantee of the acquiree’s liabilities because such consideration payments are subject to future performance of Aspire, falling outside the scope of ASC 460.

As a result of the above on the date of the closing of the asset purchase agreement, management has removed the contingent liability as recognizable consideration. Further, Management has restated all prior period financial statements to remove the recognition of the asset and the corresponding contingent liability. Management has revised the footnotes to fully disclose the contingency and the amount of potential contingent liabilities that could be recognized if the Company achieves certain future milestones and revenue targets.

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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 4. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Surendra Ajjarapu

Chief Executive Officer

PowerUp Acquisition Corp.